Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-220353

December 6, 2019

iStar Inc.

Pricing Term Sheet

$550,000,000 4.250% Senior Notes due 2025

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated December 6, 2019 and the accompanying prospectus (together, the “Preliminary Prospectus”) of iStar Inc. (the “Company”) relating to the securities described therein. The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	iStar Inc.

Title of Security:	4.250% Senior Notes due 2025 (the “Notes”)

Ranking:	Senior unsecured notes

Size:	$550,000,000

Gross proceeds:	$550,000,000

Net proceeds to Issuer (before expenses):	$544,500,000

Maturity:	August 1, 2025

Coupon:	4.250%

Public offering price:	100.000%, plus accrued and unpaid interest from December 16, 2019

Yield to maturity:	4.250%

Spread to Benchmark Treasury:	+ 254 basis points

Benchmark Treasury:	UST 2.875% due July 31, 2025

Ratings (Moody’s/S&P/Fitch)*:	Ba3/BB-/BB

Interest Payment Dates:	Semi-annually on February 1 and August 1, commencing February 1, 2020

Record Dates:	January 15 and July 15

Equity Clawback:	Up to 35% at 104.250% prior to August 1, 2022

Optional Redemption:	Make-whole call @ T+50 bps prior to May 1, 2025

On or after May 1, 2025: 100.000%

Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, each holder will have the right to require that the Company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	December 6, 2019

Settlement Date**:	T+6; December 16, 2019

Distribution:	SEC registered

CUSIP:	45031U CG4

ISIN:	US45031UCG40

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Co-Managers:	Raymond James & Associates, Inc.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC

Use of Proceeds***:	The Company will use the net proceeds to fund the Tender Offer and the Redemption of the $375.0 million aggregate principal amount outstanding of its 6.00% Senior Notes due 2022, to repay a portion of the borrowings outstanding under the 2016 Credit Agreement and to pay related fees and expenses

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment therefor on or about December 16, 2019, which is the sixth business day following the date hereof (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes will be required, by virtue of the fact that the Notes will initially settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the delivery date of the Notes should consult their own advisors.

*** This pricing term sheet is not an offer to purchase or a solicitation of an offer to sell the 6.00% Senior Notes due 2022. The redemption of the 6.00% Senior Notes due 2022 will be made solely pursuant to a redemption notice delivered pursuant to the applicable indenture, and nothing contained in this pricing term sheet constitutes a notice of redemption of the 6.00% Senior Notes due 2022.

Changes from Preliminary Prospectus

Change in offering size

The aggregate principal amount of the Notes to be issued in the offering increased from $500,000,000 to $550,000,000. The incremental proceeds from the increase in the offering size will be used to repay outstanding borrowings under the 2016 Credit Agreement. As a result, all information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling or e-mailing:

J.P. Morgan Securities LLC	1-800-245-8812 (toll free) hy_syndicate@restricted.chase.com

BofA Securities, Inc.	1-800-294-1322 (toll free) dg.prospectus_requests@baml.com

Barclays Capital Inc.	1-888-603-5847 (toll free) barclaysprospectus@broadridge.com

Morgan Stanley & Co. LLC	1-866-718-1649 (toll free) prospectus@morganstanley.com

Goldman Sachs & Co. LLC	1-866-471-2526 (toll free) Prospectus-NY@ny.email.gs.com

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